

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

R. Brent Bates
Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 10036

  Re: Blackstone Alternative Alpha Fund (the "Fund")
       File Numbers 811-22634 & 333-193323

Dear R. Brent Bates:

     On January 10, 2014 the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act). Your letter of even date accompanied the filing. Subsequent correspondence dated January 17, 2014 requests selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). With certain exceptions, we have limited our review of the filing.

     The registration statement contains many blank spaces related to fees, costs and percentages; we will review the Fund's financial statements, expense table and other information submitted in subsequent amendments and may have comments regarding that information. We have referenced the captions and page numbers from the registration statement to indicate the sections of the registration statement to which each comment relates. However, you should regard any comment made with respect to one section of the registration statement to apply to similar disclosure elsewhere in the registration statement.

     Our comments regarding the filing are set forth below.

General

1.   Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

2.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. For example, reformat the disclosures appearing in all capital letters at the top of the prospectus cover, as well as similar disclosure appearing elsewhere in the filing. Please use a different means to make the disclosure prominent (e.g., bold).

Facing Page

3.   Delete the sentence at the bottom of the page which references §8(c) of the Securities Act.

Prospectus Cover

4.   With respect to the following statement required by Rule 481(b), confirm that the disclosure will appear on the outside front cover page, and revise the disclosure to reflect the changes brought about by the National Securities Markets Improvement Act of 1996: "None of the SEC, the Commodity Futures Trading Commission ("CFTC") or any state securities commission has approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense."

Prospectus

Summary of Terms – Investment Strategy – Page 2

5.   The Fund the Master Fund and subsidiary appear to have the same investment objective and policies. Explain to the staff why a Cayman Island subsidiary is used in this structure.

Summary of Terms – Risk Factors – Page 7

6.   Revise the first full bullet on the page which discusses the loss of RIC status and taxation at the Fund and Master Fund level so as to indicate the effect on Fund shareholders.

        Disclosure in this bullet states that: "As a result, it may be difficult for the Fund to satisfy the 90% gross income, diversification, and/or distribution requirements described below." Typically a non-taxable structure is used in the formation of these types of Funds.   Explain to the staff supplementally why that was not the case in this instance.

Fund Expenses – Page 10

7.   Disclosure under this sub-caption indicates that the Fund is responsible for its own expenses, including finders, consulting, consulting fees related to portfolio management, research, and investment-related due diligence (including related travel). Explain to the staff why the cited expenses are not more properly born by the adviser rather than the Fund. Your response to this comment should include, if appropriate, an explanation of why any third parties involved in providing these services should not be required to be register under §15(a) of the Investment Company Act of 1940; and, with respect to services provided by portfolio managers in performing the above listed services, why such activities would not violate §17(e)(1) of the Act, or with respect to a BDC, §57(k) of the Act.

Repurchases – Page 12

8.   Disclosure at the top of the page indicates that the Fund may effect a compulsory repurchase of all of a shareholder's shares "for any reason deemed advisable by the Board." Absent reasonable limits on this policy explain to the staff why certain actions in furtherance thereof (e.g., to prevent the voting of certain shares) would not be deemed a violation of the 1940 Act.

Valuations

9.   In valuing Fund assets it is disclosed that, generally the Fund will value its assets in accordance with valuations reported by the Master Fund which will value its assets in accordance with valuations reported by the Portfolio Manager. Confirm that the Fund will only invest in underlying funds that have valuation methodology that are consistent with the Fund's methodology.

Use of Proceeds – Page 21

10.   Disclosure in the first paragraph indicates that proceeds will be invested "as soon as practicable." If the delay stretches beyond three months, describe the reasons for and consequences of the delay. See Item 7.2 of Form N-2. If the investment process is delayed more than six months will the Fund obtain shareholder consent to exceed the six months requirement as required by staff policy set forth in Guide 1 to Form N-2?

11.   Disclosure in the second paragraph states that the Master Fund expects to have investors in addition to the Fund including other companies managed by BAAM, the Fund's investment manager. Confirm that appropriate risk disclosure appears or will appear in the prospectus regarding the risk to Fund shareholder that may result from this arrangement.

Repurchases and Transfers of Shares – Forced Redemption – Page 61

12.   Disclosure in the last bullet indicates that the Fund may repurchase some or all of an investor's shares or force an investor to sell to another investor for various reasons, including circumstances wherein an investor ceases to be eligible to hold shares through an account with a selling agent. If the above referenced consequences may result from agent initiated changes, disclose that fact.

   *   *   *   *   *   *   *   *   *

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

        Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

/s/ Larry L. Greene
Larry L. Greene
Senior Counsel

Wednesday, February 05, 2014

Loc: BlkstAlAlpFLD1102014
Monday, January 27, 2014